UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39316

BURNING ROCK BIOTECH LIMITED

(Registrant’s Name)

No.5 Xingdao Ring Road North, International Bio Island

Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Incorporation by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264577) and Form S-8 (File No. 333-251191) of Burning Rock Biotech Limited (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Change to Audit Committee

The Company is furnishing this Form 6-K to report the appointment of Ms. Licen Lisa Xu, an independent director on the Company’s board of directors, as a member of its audit committee, effective September 20, 2024.

Ms. Licen Lisa Xu satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burning Rock Biotech Limited

By:	/s/ Yusheng Han
Name:	Yusheng Han
Title:	Chief Executive Officer

Date: September 20, 2024

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